EXHIBIT 99.43

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ(OTC):GMLRF / BSX:GL7

September 3, 2002
News Release #16-2002	Issued: 33,924,316 Shares

STRATEGIC SENIOR ADVISOR ON LATIN AMERICAN INDUSTRIAL AND BUSINESS
DEVELOPMENT APPOINTED TO BOARD OF DIRECTORS OF GAMMON LAKE RESOURCES

Gammon Lake Resources Inc. (TSX: GAM/ NASDAQ (OTC): GMLRF/ BSX: GL7) is pleased to announce the appointment of Senor Rodolfo Nieblas Castro, a resident of Mexico City, to the Board of Directors of the Company.

Sr. Nieblas Castro has played a strategic senior role in the industrial and business development of Mexico and Latin America for nearly three decades. This includes significant leadership positions in several of Mexico’s most powerful government ministries, as well as key steering and advisory roles across the spectrum of Mexico’s public/private business and industry councils.

Currently the Chief of Staff in the Office of General Director for the Federal Electricity Commission of Mexico, in 1998-1999 Sr. Nieblas Castro also held the strategically significant position of Director of Airports and Auxiliary Services for Mexico. From 1986-1994, he served, successively, as the Senior Technical Advisor to The Secretary for Energy and as the Chief of Staff to the Undersecretary of Energy for the nation of Mexico.

As well, Sr. Nieblas Castro is Senior Advisor to the boards of directors of up to ten of the most important public/private industrial commissions and associations in Mexico guiding that nation’s development. These include The Mineral Resources Council, The Mineral Development Commission, The Mexican Iron and Steel Industry Council, The Electric Research Institute, The Energy Saving Trust, and The Salt Export and Transport Boards. He is a Member of the Mexican Engineering Society, and is a trained industrial engineer who is fluent in English as well as Spanish.

In welcoming Sr. Nieblas Castro upon his accession to the Board of Directors of Gammon Lake Resources Inc., Mr. Terence Donahoe, Chairman, noted that the new Director will take a lead role in directing the Company’s expanding development initiatives in Mexico and Latin America. “We are highly honored to gain the benefit of Sr. Nieblas Castro’s in-depth senior executive experience and his intimate knowledge and relationships in senior circles of business and government throughout Mexico and the entire region. This appointment strongly positions Gammon Lake for strategic growth in the years ahead, ” Mr. Donahoe said.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.